EXHIBIT 99.1

Foremost Lithium Announces Positive Drill Results Including 1.10% Li2O at 10 Metres From its Zoro Property, Manitoba, Canada

Results from drill holes FL24-009 FL24-0010 & FL24-0020 include:

  DL FL24-009 confirmed 1.15% Li2O over 4.97 m and 1.52% Li2O over 5.02 m
  DL FL24-010 confirmed 1.10% Li2O over 9.88 m
  DL FL24-020 confirmed 0.80% Li2O over 9.05 m

VANCOUVER, British Columbia, Aug. 14, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce positive results from completed 5,826-metre drilling campaign at its Zoro Lithium Property (the “Property” or “Project”) that was previously announced completed on May 23, 2023. The drilling program targeted untested mineralization at depth, south-east of Dyke 1, the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI 43-101 Technical Report (2018). Assay results included 1.52% Li2O over 5.02m in drill hole FL24-009, 1.10% Li2O over 9.88m in drill hole FL24-010, and 0.80% Li2O over 9.05m in drill hole FL24-020.

Jason Barnard, President & CEO of Foremost, said: “We are pleased to announce these strong drill results, reflecting the significant upside potential in our Zoro property and in the entirety of our Lithium Lane projects. As the world continues its energy transition, lithium projects in friendly nations close to industrial demand centers are poised to play a key role. To that end, I firmly believe that Foremost’s lithium project portfolio could help make Canada into a leading supplier of lithium to North American industry.”

Figure 1. Drill holes Completed at the Dyke 1 Spodumene Pegmatite

2024 Drill Results – Dyke 1

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. Figure 1 (above) illustrates the drill hole locations, displaying multiple 50-meter step-outs perpendicular to the strike of Dyke 1. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness.

Figure 2 (below) illustrates Dyke 1 lithium mineralization in previously untested areas and tested areas supporting the Company’s theory that Dyke 1 hosts further lithium zones providing further potential for expansion.

Figure 2. Preliminary geological model of drill collars at Dyke 1 from Zoro 2024 drill program (denoted by teal markers)

Assay Results:

Drillholes FL24-009, FL24-010, and FL24-020 intercepted significant spodumene pegmatite intervals varying from 10-20% spodumene content (pic 1-4 below). The presence of such intervals indicates the continued mineralization at depth and to the south-east of Dyke 1. Table 1 provides full assay results for lithium and related material; Table 2 lists drill hole collar information.

Table 1: Summary for NQ core assay results for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Drill Hole ID	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 – 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 -201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 – 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 – 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 – 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 – 205.00	1.03	2341	0.504	170	19.4

FL24-009	FL009-061	235.98 – 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 – 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 – 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 – 240.09	1.1	7493	1.613	303	39
	FL009-066	240.09 – 241.00	0.91	6567	1.414	247	49.8

FL24-010	FL010-024	176.22 – 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 – 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 – 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 – 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 – 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 – 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 – 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 – 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 – 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 – 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 – 186.10	1.02	4687	1.009	520	102

FL24-020	FL020-029	232.00 – 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 – 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 – 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 – 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 – 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 – 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 – 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 – 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 – 241.05	1.05	6215	1.338	215	34.1

Table 2: Attributes for drillholes reported herein at the Zoro Property. (Coordinates are presented in NAD83/UTM Zone 14N. Azimuth and dips presented are those “planned” and may vary off-collar/downholes)

Hole ID	Core Diameter	Easting (m)	Northing (m)	Elevation (m)	Target Area	Azimuth	Dip
FL24-009	NQ	458380	6078940	285	Dyke 1	77	-55.0
FL24-010	NQ	458380	6078940	285	Dyke 1	77	-45.0
FL24-020	NQ	458323	6078873	288	Dyke 1	95	-52.0

Pic 1. Spodumene Pegmatite from FL24-009. Approximately 1.15% Li2O over interval (199.00 m – 203.97 m)

Pic 2. Spodumene Pegmatite from FL24-009. Approximately 1.52% Li2O over interval (235.98 m – 241.00 m)

Pic 3. Spodumene Pegmatite from FL24-010. Approximately 1.10% Li2O over interval (176.22 m – 186.10 m)

Pic 4. Spodumene Pegmatite from FL24-020. Approximately 0.75% Li2O over interval (232.00 m – 245.00 m)

Future Potential

Dyke 1 is still open at depth and to the southeast with a continued presence of spodumene pegmatite intersected on 50-metre step-outs, which is indicative of potential for continued resource expansion. The company plans on using the data gathered from this drill campaign to integrate with geochemical survey data. This database will be combined with historic and current exploration data to refine the current targeting model that will provide key data for future drill targets.

Chief Financial Officer Appointment

Foremost would like to announce the appointment of Mr. Dong Shim, CPA, CA, CPA (Illinois) – a partner in SHIM & Associates LLP – as Chief Financial Officer effective August 15, 2024. Mr. Shim brings an extensive background as a CFO for various publicly traded companies, primarily focused on the junior mining, oil and gas, pharmaceutical, and high-tech sectors. Mr. Shim serves as an audit partner on numerous audit engagements has led a successful accounting and finance career in both the U.S. and Canada. He brings a wealth of knowledge to the team with his expertise in auditing publicly-traded junior mining and high-tech companies on both the TSX Venture Exchange, the Canadian Securities Exchange and on U.S. exchanges. He is a member of the Chartered Professional Accountants of British Columbia and a Certified Public Accountant registered in the State of Illinois (United States). Sead Hamzagic will be stepping down from his role as CFO to be able to focus time and energy with his family. The Company wishes to thank Mr. Hamzagic for his commitment and strong contributions during his tenure.

Barnard concluded: “I would be remiss not to thank Sead for his dedication to our team. He’s been an extremely valuable executive member and an incredible partner to our Company. I look forward to working closely with Dong in his new role as Foremost’s CFO, – and fully expect he will be playing a key role in reaching our company’s financial objectives and driving key elements in our growth strategy.”

Quality Assurance / Quality Control (QAQC)

A Quality Assurance / Quality Control protocol following industry best practices was incorporated into the program and included a systematic insertion of quartz blanks and certified reference materials into sample batches at a rate of approximately 5%. Additionally, analysis of pulp-split and coarse-split sample duplicates were completed to assess analytical precious at different stages of the laboratory preparation process.

All core samples were shipped to SGS Canada’s Laboratory in Burnaby, BC for sample preparation which includes drying at 105°C, crush to 75% passing 2 mm, riffle split 250 g, and pulverize 85% passing 75 microns. The homogenized pulps were subsequently analyzed for multi-element (including Li and Ta) using sodium peroxide fusion with ICP-AES/MS finish (codes GE_IMS91A50 and GE_ICP91A50).

Qualified Person

Technical information in this news release has been reviewed and approved by Matthew Carter, P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group – MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
LinkedIn: ttps://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/78fd7239-2e4e-4bb1-bde1-852c17c96edd

https://www.globenewswire.com/NewsRoom/AttachmentNg/7a009b83-0683-4402-be7d-1042812540e4

https://www.globenewswire.com/NewsRoom/AttachmentNg/2878d994-cbd5-45a1-a5da-6492c4a07f5f

https://www.globenewswire.com/NewsRoom/AttachmentNg/2bb96f1d-ddd4-4c1e-9cfa-7087bde442fb

https://www.globenewswire.com/NewsRoom/AttachmentNg/401e8f71-d027-4d62-97c1-6cfa10db060a

https://www.globenewswire.com/NewsRoom/AttachmentNg/e78059b1-743d-4c81-ad2e-fb9992668227